SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

March 4, 2004

Microcell Telecommunications Inc.
800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

Registration No. 000-29502

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F... X...     Form 40-F......

[Indicate by check mark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.]

Yes......  No ...X...

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2004

Microcell Telecommunications Inc.

                By:

                                                                                                                        /s/ Jocelyn Cote
                                                                                                                       ___________________________________________________
                                                                                                                        Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

MATERIAL CHANGE REPORT
  Reporting Issuer

Microcell Telecommunications Inc.
800 de La Gauchetiere Street West
Suite 4000
Montreal, Quebec
H5A 1K3

  Date of Material Change

February 27, 2004

  Press Release

Microcell Telecommunications Inc. ("Microcell" or the "Company"), issued a press release with respect to a material change on February 27, 2004. A copy of such press release is attached hereto and form a part hereof.

  Summary of Material Change

On February 27, 2004, Microcell announced that it has filed a preliminary prospectus with the securities authorities in each province of Canada for a rights offering to holders of its Class A Restricted Voting Shares, Class B Non-Voting Shares, First Preferred Voting and Non-Voting Shares, and Second Preferred Voting and Non-Voting Shares for minimum gross proceeds to Microcell of approximately C$100 million. In addition, the Company may receive up to an additional C$50 million from COM Canada, LLC, a private holding company of Craig O. McCaw, which will also act as standby purchaser for the rights offering.
  Full Description of Material Change

On February 27, 2004, Microcell announced that it has filed a preliminary prospectus with the securities authorities in each province of Canada for a rights offering to holders of its Class A Restricted Voting Shares, Class B Non-Voting Shares, First Preferred Voting and Non-Voting Shares, and Second Preferred Voting and Non-Voting Shares for minimum gross proceeds to Microcell of approximately C$100 million. In addition, the Company may receive up to an additional C$50 million from COM Canada, LLC, a private holding company of Craig O. McCaw, which will also act as standby purchaser for the rights offering.

Shareholders will receive one right for every share held at the close of business on the record date. Every five rights will entitle the holder to purchase one Class B Non-Voting Share at a price of C$22.00 per share (equivalent to US$16.40 per share based on the current exchange rate) prior to the expiry date. The record date and expiry date will be determined when a final prospectus is filed, which is expected to take place in March. The closing of the rights offering is expected to occur in April.

There are currently a total of 22,598,184 shares of Microcell issued and outstanding. The rights offering will result in the issuance by Microcell of 4,519,636 additional shares. COM Canada, LLC has agreed to purchase all of the Class B Non-Voting Shares not otherwise purchased pursuant to the rights offering. The obligation of COM Canada, LLC under the standby purchase agreement is subject to certain customary conditions, including the closing of the new bank credit facilities previously announced by Microcell.

If COM Canada, LLC does not purchase shares under its standby commitment for total cash consideration of C$50 million, it will purchase concurrently, at a price of C$22.00 per share, the number of Class B Non-Voting Shares required to meet such minimum investment. Furthermore, the Company will grant COM Canada, LLC warrants to acquire, at a price of C$22.00 per share, additional Class B Non-Voting Shares equal to the number of shares purchased concurrently. Moreover, as consideration for its commitment to act as standby purchaser for the rights offering, the Company will grant additional warrants, identical in nature to those mentioned above, to COM Canada, LLC for exercise at a later date. As a result, in addition to the warrants issuable to COM Canada, LLC for the shares it will purchase to meet its minimum C$50 million investment, a minimum of 1.7 million warrants will be granted to COM Canada, LLC specifically for its standby commitment. If none of the rights pursuant to this transaction are exercised by their holders, COM Canada. LLC will be entitled to approximately 8.0 million warrants. The estimated net proceeds from the rights offering will be approximately C$97 million. Additional proceeds of up to approximately C$50 million may be received from the concurrent minimum purchase of Class B Shares by COM Canada, LLC. The combined proceeds will be used by the Company to redeem its preferred shares, and any balance will be used to fund capital expenditures and for general corporate purposes.

Concurrently with the issuance of rights to Canadian shareholders by way of a Canadian prospectus, rights may also be issued to shareholders in the United States who are qualified institutional buyers ("QIBs") and/or institutional accredited investors in transactions exempt from the registration requirements of the United States Securities Act of 1933. The rights offering is subject to regulatory approval in Canada.

This material change report and/or the news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any public offering of securities to be made in the United States can only be made by means of a prospectus pursuant to an effective registration statement. Microcell has no intention of filing such a registration statement in connection with this rights offering.

  Reliance on Section 75(3)

Not applicable.

  Omitted Information

Not applicable

  Senior Officer

The senior officer who can answer questions regarding this report is Mr. Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary of Microcell. Mr. Cote can be reached at (514) 937-2121.

  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

SIGNED the 4th day of March, 2004 at Montreal, Quebec.

Microcell Telecommunications Inc.

                By:

                                                                                                                        /s/ Jocelyn Cote
                                                                                                                       ___________________________________________________
                                                                                                                        Jocelyn Cote, Vice-President, Legal Affairs and Assistant Secretary

Attachment to Microcell's Material
Change Report dated February 27, 2004

News Release

For immediate release

MICROCELL ANNOUNCES C$100 MILLION EQUITY RIGHTS OFFERING

Company welcomes Craig O. McCaw as new strategic investor to act as standby purchaser for the transaction

Mr. McCaw to invest a minimum of C$50 million

Montreal, February 27, 2004 - Microcell Telecommunications Inc. (TSX: MT.A, MT.B) today announced that it has filed a preliminary prospectus with the securities authorities in each province of Canada for a rights offering to holders of its Class A Restricted Voting Shares, Class B Non-Voting Shares, First Preferred Voting and Non-Voting Shares, and Second Preferred Voting and Non-Voting Shares for minimum gross proceeds to Microcell of approximately C$100 million. In addition, the Company may receive up to an additional C$50 million from COM Canada, LLC, a private holding company of Craig O. McCaw, which will also act as standby purchaser for the rights offering.

Shareholders will receive one right for every share held at the close of business on the record date. Every five rights will entitle the holder to purchase one Class B Non-Voting Share at a price of C$22.00 per share (equivalent to US$16.40 per share based on the current exchange rate) prior to the expiry date. The record date and expiry date will be determined when a final prospectus is filed, which is expected to take place in March. The closing of the rights offering is expected to occur in April.

There are currently a total of 22,598,184 shares of Microcell issued and outstanding. The rights offering will result in the issuance by Microcell of 4,519,636 additional shares. COM Canada, LLC has agreed to purchase all of the Class B Non-Voting Shares not otherwise purchased pursuant to the rights offering. The obligation of COM Canada, LLC under the standby purchase agreement is subject to certain customary conditions, including the closing of the new bank credit facilities previously announced by Microcell.

If COM Canada, LLC does not purchase shares under its standby commitment for total cash consideration of C$50 million, it will purchase concurrently, at a price of C$22.00 per share, the number of Class B Non-Voting Shares required to meet such minimum investment. Furthermore, the Company will grant COM Canada, LLC warrants to acquire, at a price of C$22.00 per share, additional Class B Non-Voting Shares equal to the number of shares purchased concurrently. Moreover, as consideration for its commitment to act as standby purchaser for the rights offering, the Company will grant additional warrants, identical in nature to those mentioned above, to COM Canada, LLC for exercise at a later date. As a result, in addition to the warrants issuable to COM Canada, LLC for the shares it will purchase to meet its minimum C$50 million investment, a minimum of 1.7 million warrants will be granted to COM Canada, LLC specifically for its standby commitment. If none of the rights pursuant to this transaction are exercised by their holders, COM Canada. LLC will be entitled to approximately 8.0 million warrants.

The estimated net proceeds from the rights offering will be approximately C$97 million. Additional proceeds of up to approximately C$50 million may be received from the concurrent minimum purchase of Class B Shares by COM Canada, LLC. The combined proceeds will be used by the Company to redeem its preferred shares, and any balance will be used to fund capital expenditures and for general corporate purposes.

"We are very pleased to welcome COM Canada, LLC as our new strategic investor," stated Andre Tremblay, President and Chief Executive Officer of Microcell Telecommunications Inc. "We look forward to working with Craig McCaw, who is not only a well-respected and credible figure in the North American telecommunications industry, but also one of its true pioneers. The incremental proceeds from this transaction, as well as the additional cash available from our bank debt refinancing, will further improve our already sound financial footing and provide us with better flexibility to pursue growth opportunities in the future."

"Microcell's accomplishments since restructuring are quite impressive and I am pleased with the opportunity to invest," said Mr. McCaw. 2Microcell is well positioned to develop and deliver a wide range of innovative wireless-based telecom products and services. I have been very impressed with the Company's management team and we are working together to further develop business strategies that take advantage of the Company's unique assets. Together, we are working toward a vision of wireless communications in Canada that will provide both the customer and the Company with unique products and services. I am excited by the opportunity to be of service to the Company and part of its future growth."

Concurrently with the issuance of rights to Canadian shareholders by way of a Canadian prospectus, rights may also be issued to shareholders in the United States who are qualified institutional buyers ("QIBs") and/or institutional accredited investors in transactions exempt from the registration requirements of the United States Securities Act of 1933. The rights offering is subject to regulatory approval in Canada.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction, including the United States, in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. Any public offering of securities to be made in the United States can only be made by means of a prospectus pursuant to an effective registration statement. Microcell has no intention of filing such a registration statement in connection with this rights offering.

About the Company

Microcell Telecommunications Inc. is a major provider, through its subsidiaries, of telecommunications services in Canada dedicated solely to wireless. Microcell offers a wide range of voice and high-speed data communications products and services to over 1.2 million customers. Microcell operates a GSM network across Canada and markets Personal Communications Services (PCS) and General Packet Radio Service (GPRS) under the Fido brand name. Microcell has been a public company since October 15, 1997, and is listed on the Toronto Stock Exchange.

Note to Microcell Investors

The statements made in this release concerning Microcells future prospects are forward-looking statements that involve risks and uncertainties, which may prevent expected future results from being achieved. For those statements, we claim the protection of the safe harbour for forward-looking statements contained in the securities laws. The Company cautions that actual future performance could be affected by a number of factors, including technological change, regulatory change and competitive factors, many of which are beyond the Company's control. Therefore, future events and results may vary substantially from what the Company currently foresees. Additional information identifying risks and uncertainties is contained in the Company's Annual Information Form for 2002 and in other filings with securities commissions in Canada and the United States.

Reminder to holders of Class A Restricted Voting Shares and Class B Non-Voting Shares

The Company reminds the holders of its Class A Restricted Voting Shares and Class B Non-Voting Shares that (i) each Class A Restricted Voting Share may, at the option of the holder, be exchanged at any time for one Class B Non-Voting Share and (ii) each Class B Non-Voting Share may, at the option of the holder by providing a declaration of Canadian residency to the Company's transfer agent, be exchanged at any time for one Class A Restricted Voting Share.

Fido is a registered trademark of Microcell Solutions Inc.

www.microcell.ca

For more information:

Investment community:

Thane Fotopoulos
514 937-0102, ext. 8317
thane.fotopoulos@microcell.ca

Media:

Claire Fiset
514 937-0102, ext. 7824
claire.fiset@microcell.ca